SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 31, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

4Q07
Results Presentation

São Paulo, March 31, 2008

Information and Projection

• This notice may contain estimates for future events. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this communication. These estimates are subject to changes without prior notice.

• This material has been prepared by TAM S.A. (“TAM“ or the “Company”) includes certain forward -looking statements that are based principally on TAM’s current expectations and on projections of future events and financial trends that currently affect or might affect TAM’s business, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of each could cause actual financial condition and results of operations to differ materially from those set out in TAM’s forward -looking statements. TAM undertakes no obligation to publicly update or revise any forwardlooking statements.

• This material is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Likewise it does not give and should not be treated as giving investment advice. It has no regard to the specific investment objectives, financial situation or particular needs of any recipient . No warranty , representation or either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein. It should not be regarded by recipients as a substitute for the exercise of their own judgment.

2

2007 was a year of many challenges

• High volatility (e.g. subprime crisis)

• Fuel prices

• Scarcity of aircraft, seats, etc due to overall growth in the sector

• Conclusion of the “Varig” questionmark

• Changes in the governing structure of the industry

• Collapse of BRA

• Impact of infrastructure on operations

• Accident

3

The domestic market growth reached 12% in 2007 and 13% in February 2008

4	Source: ANAC

We have been domestic market leaders since 2003, reaching 51% in February 2008

5	Source: ANAC

The international market (among Brazilian carriers) is recuperating , and grew 50% in February 2008…

6	Source: ANAC

…with higher growth anticipated for Brazilian carriers due to the unbalance in the bilateral agreements

7	* estimates

Since July 2006, we are international market leaders among the Brazilian companies

8	Source: ANAC

4Q07 Highlights	(1/2)

• Steady strengthening of our fleet

   • Delivery of 2 A340, 2 A330, 7 A320 and 1 A321 (versus 3Q07)
   • Redelivery of 3 F100 (versus 3Q07)
   • BNP Paribas – loan to finance PDP (Pre-Delivery -Payment) for 30 aircraft

• Operational efficiency

   • 12.3 block hours per aircraft per day
   • 13.3 block hours per aircraft per day, considering only the operating fleet
   • Average total load factor of 71.0% in 4Q07

• Agreements:

   • Beginning of code-share flights with LAN Group and United Airlines (in November 2007)

9

4Q07 Highlights	(2/2)

• Strengthening of our network

   • Beginning of international flights

      • Montevideo (Uruguay) – November 5
      • Frankfurt (German) – November 30
      • Madrid (Spain) – December 21

• Awards received

   • Most Valuable Brands in Brazil - Interbrand
   •  The Most Shareholder -Friendly Company in the sector – Institutional Investor

• New branding

10

Our gross revenue increased 16%...

• Domestic passenger revenue grew 6%

• RPK increased 10%
• ASK increased 9%
• International passenger revenue grew 15%

• RPK increased 65%
• ASK increased 72%
• Cargo revenue grew 53%
• Other revenue grew 76%

11

....but total RASK reduced 7.3%...

R$ Cents
	4Q06	3Q07	4Q07	4Q07 vs 4Q06	4Q07 vs 3Q07
• RASK Total [1]	19.28	17.01	17.87	-7.3%	5.1%

• RASK Scheduled Domestic[2]	17.53	15.43	16.69	-4.8%	8.2%
• LF Scheduled Domestic - %	69.7	66.3	70.4	0.7 p.p.	4.1 p.p.
• Yield Scheduled Domestic[3]	26.42	24.42	24.90	-5.8%	2.0%

• RASK Scheduled Intl[2]	16.60	12.52	11.26	-32.2%	-10.1%
• LF Scheduled International - %	73.7	70.8	71.0	-2.7 p.p.	0.2 p.p.
• Yield Scheduled Intl[3]	22.58	17.69	15.88	-29.7%	-10.2%
• Yield Scheduled Intl[3] (cents of USD)	10.56	9.62	8.96	-15.2%	-6.8%

12	1 Includes charter, cargo and Other revenues, net of taxes 2 Net of taxes 3 Gross of taxes

....while total CASK increased 1.4%...

13

....reducing the spread (RASK -CASK)...

14

....impacting our margins in BR GAAP...

15

...and in US GAAP...

16

....reducing our earnings per share

17

The main difference between BR and US GAAP is the accounting treatment of aircraft leasing

18

In an intra-year analysis we can see a strong recovery in the domestic market...

19

....increasing the total spread (RASK -CASK)

20

Our balance sheet remains solid

R$ million - BRGAAP	2007	2006	2005	2004

Cash	2,607	2,453	995	297

Short-Term Debt	1,005	363	216	204

Long-Term Debt	1,345	895	425	399

Total Debt	2,350	1,258	641	603

Shareholder's Equity	1,492	1,449	760	191

Capitalization	2,837	2,344	1,185	590

Aircraft and flight equipment leases	6,166	5,032	4,389	4,557

Total Debt Adjusted	8,516	6,290	5,030	5,160

Total Capitalization Adjusted	9,003	7,376	5,574	5,147

Debt / Capitalization	83%	54%	54%	102%

Adjusted Debt / Adjusted Capitalization	95%	85%	90%	100%

Adjusted Net Debt / Adjusted Capitalization	66%	52%	72%	94%

21

Even with the appreciation of the Real, revenue in foreign currencies increased

22

Stocks performance since follow-on

23	www.tam.com.br/ir

On January 30, 2008 we announced a share buy-back program

• The program has the following characteristics

   • Shares will be held in treasury and subsequently cancelled or transferred, without reducing the company's capital stock.
   • The acquisition will respect the limit of up to 4,000,000 preferred shares, equivalent to 5 56% of . the total of this class of shares in circulation
   • Will remain in effect for a maximum period of 365 days
   • UBS Pactual Corretora and Credit Suisse will mediate the operations

• We alread y started the purchase

24

Our guidance for 2007, released in the end of 2006

2007 Guidance	2007 Realized
• Market demand growth from 10% to 15% (in RPK terms)	11.9%

• Average domestic market share above 50%	48.9%

• Average domestic load factor at approximately 70%	70.5%

• Aircraft utilization per day (block hour) higher than 13 hours	12.6

• Reduction of 7% in total CASK ex-fuel in BR GAAP yoy	5.2%

• Opportunity in the international market
• Third frequency to Paris	• Since January
• Milan (Mar)
• Inauguration of two new international long haul frequencies	• Frankfurt (Nov)
• Madrid (Dec)

25

CASK reduction reached 74% of the target due to block hours and additional international destinations

26

We have a positive outlook for 2008

2008 Guidance
• Domestic market demand growth from 8% to 12% (in RPK terms)

• Maintain leadership in both domestic and international markets

• ASK growth of

• Domestic 14%

• International 40%

• Average load factor at approximately 70% overall

• Reduction of 7% in total CASK ex-fuel in BR GAAP yoy

• Three additional international destinations or frequencies in 2008

27

Our growth plan is supported by a flexible fleet plan

28

We signed a commitment

29

4Q07
Results Presentation

São Paulo, March 31, 2008

30

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.